EXHIBIT 3.1

AMENDED

ARTICLES OF INCORPORATION

OF

ROBBINS & MYERS, INC.

FIRST: The name of the Corporation is Robbins & Myers, Inc.

SECOND: The Corporation’s principal office in Ohio is located in Dayton, Montgomery County, Ohio.

THIRD: The Corporation is authorized to have 1,500 Common Shares, without par value, outstanding.

FOURTH: The Corporation does not have an initial stated capital.

FIFTH: When authorized by the affirmative vote of the directors, without any action by the shareholders, the Corporation may purchase its own shares for such prices, in such manner and upon such terms and conditions as the directors from time to time may determine, except that no such purchase shall be made if immediately thereafter the Corporation’s assets would be less than its liabilities plus stated capital, if any, or if the Corporation is insolvent (as defined in Chapter 1701 of the Ohio Revised Code) or if there is reasonable ground to believe that by such purchase it would be rendered insolvent.

SIXTH: No holder of shares of the Corporation of any class, as such, shall have any pre-emptive right to purchase shares of the Corporation, to purchase securities convertible into or exchangeable for shares of the Corporation or to purchase rights entitling the holder to acquire shares of the Corporation.

SEVENTH: Notwithstanding any provision of Chapter 1701 of the Ohio Revised Code, now or hereafter in force, designating for any purpose the vote or consent of the holders of shares entitling them to exercise in excess of a majority of the voting power of the Corporation or of any particular class or classes of shares of the Corporation, such action, unless otherwise expressly required by statute, may be taken by the vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation or of such class or classes.

EIGHTH: These Amended Articles of Incorporation supersede the existing Articles of Incorporation of the Corporation in their entirety.